

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Credit Realty Income Trust
1345 Avenue of the Americas
New York, NY 10105

> **Re: Fortress Credit Realty Income Trust**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 18, 2024**
> **File No. 000-56685**

Dear Avraham Dreyfuss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed October 18, 2024

Item 7. Certain Relationships and Related Transactions, and Trustee Independence
Dealing with Potential Conflicts of Interest, page 118

1.   We note your response to prior comment 12. Please revise to specify when, under your conflict of interest policy, transactions would be required to be presented to your board of trustees for approval. We note, for example, disclosure in your risk factor on page 82, "Our conflict of interest policy may not be successful . . . ."

General

2.   We note your responses to prior comments 19 and 20. Please discuss supplementally the nature of the Company's subsidiaries that currently (or may expect to in the future) rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act for an exclusion from the definition of "investment company" (e.g., nature of investors, advisory relationships, etc.).

3.   We note your response to prior comment 22. Wherever you include disclosure in the registration statement related to subsidiaries relying on Rule 3a-7 for an exemption from the 1940 Act, please revise to clarify that no such subsidiaries are currently operating.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross M. Leff, P.C.